August 24, 2010

VIA EDGAR AND FACSIMILE (202) 772-9206
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Anne Nguyen Parker, Branch Chief Norman von Holtzendorff, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-166194 (the “Registration Statement”)

    Ladies and Gentlemen:

    On August 23, 2010, the Company requested acceleration of the effective date and time of the Registration Statement to 5:00 p.m. on August 25, 2010. The Company hereby withdraws such request.

    Thank you for your assistance throughout the review process.

Very truly yours,

SkyPeople Fruit Juice, Inc.

By:	/s/ Yongke Xue
	Name:	Yongke Xue
	Title:	Chief Executive Officer

cc:	Rick Kline Laura Luo Wilson Sonsini Goodrich & Rosati, P.C.